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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

		September 30,		Year Ended December 31,
		2006	2005	2005	2004	2003	2002	2001
		(US$ in millions except ratios)
Earnings(1)
Pretax income before minority interests		292	491	519	904	723	481	264
plus:	Fixed charges	238	198	293	260	258	211	265
	Amortization of capitalized interest	7	6	8	7	7	6	5
	Distributed income of equity investees	1	2	2	—	—	—	—
less:	Capitalized interest	(10)	(10)	(12)	(6)	(8)	(6)	(15)
	Preferred stock dividends	—	—	—	(5)	(6)	(5)	(10)

Earnings:		528	687	810	1,160	974	687	509
Fixed Charges(1)
Capitalized interest		10	10	12	6	8	6	15
Expensed interest		194	163	231	214	215	176	223
plus:	Amortized premiums, discounts and capitalized debt expenditures	4	5	12	8	8	6	1
	Estimate of interest within rental expense	28	20	38	27	21	18	16
	Preferred stock dividends	0	—	—	5	6	5	10

Fixed charges:		236	198	293	260	258	211	265

Ratio of Earnings/Fixed Charges		2.23	3.46	2.76	4.46	3.78	3.26	1.92

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as pretax income before minority interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of consolidated subsidiaries.

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Statement Regarding Computation of Ratios of Earnings to Fixed Charges